Contact

www.linkedin.com/in/bryan-davis-20937b3 (LinkedIn)
www.lostspirits.net (Other)

Top Skills

Entrepreneurship
Distillation
Start-ups

Languages

English

Honors-Awards

Global innovator of the year 2015
GP100 Top 100 products of 2015
America's Best Distillery Tour
Liquid Gold
Worlds Best Distillery Experience

Publications

How To Make Whiskey

Bryan Davis

Co-Founder / Chief Creative / CEO at Lost Spirits
Las Vegas, Nevada, United States

Summary

About:
I'm an entrepreneur with a history as an acclaimed distiller and art director.   My interdisciplinary approach to business has given me the opportunity to develop celebrated whiskys, rums, and some of the world's most innovative immersive experiences.

Highlights:

Built a company with over 100 employees and $10 million in annual revenue.
Raised over $11 million in funding from institutional investors and the public via JOBS act tools.
Personally developed and patented novel chemical engineering tools in the distilled spirits industry.
Designed and project managed multiple award winning immersive experiences and shows.

Select Accolades:
2023 Best Shows in Las Vegas - Thrillist
2022 Best Drinking Experience - Men's Journal
2022 Best of Las Vegas - LV Weekly
2019 World Whisky of the Year - Wizards of Whisky
2019 Liquid Gold Award - Jim Murray's Whisky Bible
2019 World's Best Distillery Experience (Swept all three major publications)
2015 Global Innovator of the Year - Spirits Business UK

Skills:
P&L Experience
Code Compliance Expertise
Project Management
Art Direction
Distiller

Experience

Lost Spirits Distillery
Chief Executive Officer
January 2010 - Present (14 years)
Los Angeles, Las Vegas

Co-Founder, Chief Creative, and CEO of Lost Spirits. Along with Joanne (my Co-Founder): Successfully carried Lost Spirits from seed stage through a $10 million annual revenue. Built one of the hottest new shows / attractions in Las Vegas and Los Angeles. Became one of the pioneering forces in immersive theatre & invented revolutionary technology in distilled spirits.

Education

San Francisco Art Institute